FORM 53-901F (British Columbia)

SECURITIES ACT
Material Change Report under:

             Section 85(1) of the Securities Act (British Columbia) & Section 151 of the Securities Rules

Item 1	Reporting Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Issuer")

Item 2	Date of Material Change

August 24, 2004, being the date of the news release.

Item 3	Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Issuer reported results from the final four drill holes of the current drill program on its 100%-owned Gualcamayo gold project in San Juan Province, Argentina. These holes were definition drilling of the western portion of the Quebrada Del Diablo (QDD) zone.

QDR-99 returned one of the best intersections obtained to date from the QDD zone, returning 2.80 g/t Au over 60 meters from 120 to 180 meters, including 6.41 g/t Au over 16 meters or 14.62 g/t Au over 4 meters.

Holes QDR-101 and QDR-102 intercepted significant widths of mineralization beginning at surface. This suggests that this portion of the deposit could be extracted with minimum waste stripping. QDR-101 was stopped prior to target depth due to drilling conditions.

A revised resource calculation for the Gualcamayo property is proceeding. It will incorporate recent drilling and sampling results. In addition, metallurgical test work is underway on the new mineralized intervals. The scoping study being carried out by AMEC will incorporate all the results of this work.

The next phase of exploration on the QDD zone will include further detailed channel sampling and geological mapping to improve the resource definition. The current resource calculation will determine requirements for additional diamond and reverse-circulation drilling. It is planned that such drilling will start this fall.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6	Reliance on Section 85(2) of the Securities Act (British Columbia)
Reliance on Section 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7	Omitted Information

Nil.

Item 8	Senior Officer/Director

Contact: Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.

Per:

"Michele A. Jones"

Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 31st day of August, 2004.

Viceroy Exploration Ltd.	News Release #2004.14

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE
VICEROY EXPLORATION GUALCAMAYO DRILL RESULTS
REVEAL NEW HIGH GRADE AREA

Vancouver, British Columbia, August 24, 2004 - Viceroy Exploration Ltd. (the "Company") is pleased to report results from the final four drill holes of the current drill program on its 100%-owned Gualcamayo gold project in San Juan Province, Argentina. These holes were definition drilling of the western portion of the Quebrada Del Diablo (QDD) zone.

QDR-99 returned one of the best intersections obtained to date from the QDD zone, returning 2.80 g/t Au over 60 meters from 120 to 180 meters, including 6.41 g/t Au over 16 meters or 14.62 g/t Au over 4 meters.

Ron Netolitzky, Chairman of Viceroy Exploration, stated, "This hole is of particular importance as it is one of the topographically-lowest intersections drilled to date within the deposit. Furthermore, it is significant that this hole was drilled at the western end of the deposit, which remains open to the west."

A summary of the significant intersections from drill holes QDR-99 to QDR-102 are as follows.

			Total
			Depth	From	To	Interval
Hole #	Azimuth	Dip	(meters)	(meters)	(meters)	(meters)	Au g/t
QDR - 99	180	-55	264	120	180	60	2.80
incl.				150	166	16	6.41
incl.				156	160	4	14.62
QDR - 100	180	-70	200	64	128	64	0.91
incl.				84	104	20	1.65
				196	198	2	0.73
QDR - 101	0	-85	156	0	124	124	0.80
incl.				0	16	16	1.42
incl.				52	76	24	1.07
incl.				110	124	14	1.34
				150	156	6	0.38
QDR - 102	325	-80	199	0	44	44	0.60
				82	94	12	1.13
				136	154	18	1.01

It should be noted that holes QDR-101 and QDR-102 intercepted significant widths of mineralization beginning at surface. This suggests that this portion of the deposit could be extracted with minimum waste stripping. QDR-101 was stopped prior to target depth due to drilling conditions.

A revised resource calculation for the Gualcamayo property is proceeding. It will incorporate recent drilling and sampling results. In addition, metallurgical test work is underway on the new mineralized intervals. The scoping study being carried out by AMEC will incorporate all the results of this work.

The next phase of exploration on the QDD zone will include further detailed channel sampling and geological mapping to improve the resource definition. The current resource calculation will determine requirements for additional diamond and reverse-circulation drilling. It is planned that such drilling will start this fall.

Quality Control

The program is being conducted under the supervision of Mr. Rick Diment P.Geo., who is the Company's qualified person under NI 43-101. All samples were collected in accordance with industry standards and submitted to ALS Chemex for fire assay in their Santiago Chile facility.

Accuracy of results are tested through the systematic inclusion of standards, duplicates and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and development of its 100%-owned Gualcamayo Gold Project, with over 1.5 million ounces of gold in resource, located in San Juan Province, Argentina.

The Company owns four additional properties, all located in favourable geology in Argentina. Las Flechas, a highly prospective gold target to the north, has recently been joint-ventured with Tenke Mining Corp. The three other properties will also be advanced through joint ventures.

For further information please contact:

Christine Black, Corporate Communications
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements

MINA
BELGRANO
Quebrada del Diablo
2001 Resource
QUEBRADA DEL DIABLO
PTZ BLANCO
QDR-061
QDR-060
QDR-058
QDR-101
QDR-100
QDR-99
QDR-069
QDR-74
QDR-77
QDR-70
QDR-75
QDR-78
QDR-72
QDR-66
QDR-68
QDR-65
QDR-63
QDR-71
67 136000m N
67 134000m N
67 132000m N
67 130000m N
67 128000m N
2535200m E
2535400m E
2535600m E
2535800m E
2536000m E
2536200m E
2,200
2,400
2,350
2,450
1,975
1,950
2,500

GUALCAMAYO PROJECT - Quebrada del Diablo Area
2004 Drilling